SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated June 13, 2017 - Neovasc Inc. Reports Results of Annual General Meeting of Shareholders

Document 1

Neovasc Inc. Reports Results of Annual General Meeting of Shareholders

NASDAQ, TSX: NVCN

VANCOUVER, June 13, 2017 /CNW/- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on June 13, 2017 in Vancouver, B.C. (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") re-elected board members Alexei Marko, Paul Geyer, Dr. Jane Hsiao, Steven Rubin, Dr. William O'Neill, and Doug Janzen to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	32,285,445	99.68%	103,617	0.32%
Paul Geyer	32,293,813	99.71%	95,248	0.29%
Dr. Jane Hsiao	31,123,483	96.09%	1,265,579	3.91%
Steven Rubin	31,696,494	97.86%	692,568	2.14%
Dr. William O'Neill	32,288,809	99.69%	100,252	0.31%
Doug Janzen	32,292,535	99.70%	96,527	0.30%

At the Meeting, the Shareholders also approved amendments to the Company's stock option plan and the unallocated options thereunder (97.06% of votes cast in favour) and re-appointed Grant Thornton LLP, Chartered Accountants as auditors of the Company (99.81% of votes cast in favour).

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the United States and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the United States, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/13/c6167.html

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 16:30e 13-JUN-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: June 13, 2017	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer